# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: P3 Health Partners Inc., CIK 0001832511
CUSIP: 744413105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2370 Corporate Circle Suite 300, Henderson, Nevada (NV), 89074
Date of event which requires filing of this statement: 08/10/2026
Amends the filing with accession number 0001193125-21-361096
Filed by CIK 0001900112
Persons authorized to receive notices and communications: Leeor Farhadian, Hudson Vegas Investment SPV, LLC, 173 Bridge Plaza North, Fort Lee, New Jersey (NJ), 07024, 201-242-4910

## Reporting persons
- Hudson Vegas Investment SPV, LLC (CIK 0001900112): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 829,651; sole dispositive power 0; shared dispositive power 829,651; aggregate amount beneficially owned 829,651 (17.5% of the class)
- Hudson Vegas Investment Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 829,651; sole dispositive power 0; shared dispositive power 829,651; aggregate amount beneficially owned 829,651 (17.5% of the class)
- Daniel Straus: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 829,651; sole dispositive power 0; shared dispositive power 829,651; aggregate amount beneficially owned 829,651 (17.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: P3 Health Partners Inc.
Address of issuer's principal executive offices: 2370 Corporate Circle Suite 300, Henderson, Nevada (NV), 89074
Comment:
This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D (the "Original Schedule 13D") filed by the Reporting Persons on December 17, 2021 with respect to the Class A Common Stock. Capitalized terms used in this Amendment (including the footnotes to the cover pages hereto) and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

On April 11, 2025, the Issuer effected a reverse stock split of the Issuer's issued and outstanding shares of Class A Common Stock and Class V Common Stock at a ratio of 1-for-50. Concurrently with this reverse stock split, P3 undertook a reverse split of the P3 LLC Units at a ration of 1-for-50. The number of securities reported in this Amendment give effect to these actions.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended and supplemented as follows:

On August 22, 2024, the Delaware Action was dismissed by the parties without the admission of fault or liability. None of the shares of Class V Common Stock or P3 LLC Units listed in this Amendment as beneficially owned by any of the Reporting Person are held in escrow subject to the Escrow Agreement.

On June 10, 2026, Hudson Vegas Investment SPV, LLC exercised its right to cause P3 to redeem an aggregate 50,000 P3 LLC Units held by Hudson Vegas Investment SPV, LLC for an equal number of shares of Class A Common Stock in accordance with the terms of the P3 LLC A&R LLC Agreement. An aggregate of 50,000 shares of Class V Common Stock held by Hudson Vegas Investment SPV, LLC were cancelled in connection with such redemption. On August 10, 2026, Hudson Vegas Investment SPV, LLC sold (i) an aggregate of 1,041 shares of Class A Common Stock at a weighted average price per share of $13.38 in multiple transactions at prices ranging from $13.00 to $13.61, (ii) an aggregate of 19,074 shares of Class A Common Stock at a weighted average price per share of $16.05 in multiple transactions at prices ranging from $16.00 to $16.24 and (iii) an aggregate of 29,885 shares of Class A Common Stock at a weighted average price per share of $16.86 in multiple transactions at prices ranging from $16.25 to $17.24. All such sales were effected in the open market through brokers and the price per share excludes commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer and the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock sold at each separate price within the ranges of each of the sales above that involved multiple transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Amendment are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 17.5% of the outstanding shares of Class A Common Stock. Calculations of the percentage of Class A Common Stock beneficially owned, including for purposes of Row 13 of each of the cover pages of the Reporting Persons to this Amendment, assumes 3,911,962 shares of Class A Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 10, 2026. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to cause their P3 LLC Units to be redeemed or exchanged, in whole or in part, for Class A Common Stock in accordance with the terms of the P3 LLC A&R LLC Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth Item 4, the Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

## Signatures
- Hudson Vegas Investment SPV, LLC: /s/ Leeor Farhadian, Leeor Farhadian/Authorized Signatory (08/12/2026)
- Hudson Vegas Investment Manager, LLC: /s/ Leeor Farhadian, Leeor Farhadian/Authorized Signatory (08/12/2026)
- Daniel Straus: /s/ Daniel Straus, Daniel Straus (08/12/2026)